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June 17, 2019

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

Attn: Ms. Christina Fettig, Senior Staff Accountant

Re:	General Electric RSP U.S. Equity Fund (File No. 811-01494)

General Electric RSP Income Fund (File No. 811-21435)

Ladies and Gentlemen:

On behalf of the above-named registrants (the “Registrants”), we provide the responses set forth below to the comments given orally by Ms. Christina Fettig of the staff of the Securities and Exchange Commission (the “Staff”) on May 7, with respect to the annual report filed by the Registrants for the fiscal year ended December 31, 2018.

The Staff’s comments are set forth below in italics for your reference. Page references in the text of this response letter correspond to the page numbers of the applicable annual report. We have consulted with the Registrant in preparing and submitting this response letter.

1.

The Staff refers to the Registrants’ correspondence dated October 12, 2010, as filed through Edgar on October 13, 2010 (the “Letter”). The Letter addresses various comments previously given by the Staff related to the registration status and filings required to be made by the Registrant. The Staff also questions why the Registrants have not filed semi-annual shareholder reports on Form N-CSR. The Letter does not address that question. Please explain the absence of those semi-annual filings.

Response: Comment acknowledged. The Registrants obtained exemptive relief many years ago from shareholder report requirements to the extent a report is required more than once each year. See In Matter of General Electric Company and General Electric S&S Program

United States Securities and Exchange Commission

Division of Investment Management

June 17, 2019

Mutual Fund (now known as General Electric RSP U.S. Equity Fund), Admin. Proc. File 3-1057; 813-26 (Nov. 5, 1968) (exemption granted from Section 30(d) to the extent that reports to participants more than once a year are required). See also In the Matter of General Electric S&S Long Term Interest Fund (now known as General Electric RSP Income Fund) Rel. No. 10929 (Notice) (Nov. 6, 1979) Rel. No. 10971 (Order) (Dec. 4, 1979) (exemption granted from Section 30(d) to the extent that reports to participants more than once a year are required). Please note that the requirement for semi-annual reports is now contained in Section 30(e) of the Investment Company Act of 1940, as amended (“1940 Act”) rather than Section 30(d) as specified in that exemptive relief.

2.

In the Form N-CEN filed on March 15, 2019 by each Registrant, a different answer was used by each Registrant in response to Item B.7 related to the registration under the Securities Act of 1933, as amended, of the securities issued by the Registrant. The Income Fund responded “yes” but U.S. Equity Fund responded “no.” Please explain that discrepancy and state which response is correct.

Response: Comment accepted. The response to that question should be “yes” for both Registrants. The Registrants’ units are registered under the Securities Act of 1933, as amended, through a Form S-8 filed periodically by General Electric Company, as needed. See, e.g., Form S-8 filed by General Electric Company on May 3, 2018 (SEC Accession No. 0001206774-18-001556). The Registrants will provide the correct response to that item in future filings of Form N-CEN.

3.

The Staff noted that neither Registrant provided in its annual report a response to Item 27(b)(3) of Form N-1A related to financial statements with respect to the compensation of trustees. Please explain the absence of disclosure required by that item.

Response: Comment acknowledged. The Registrants have only trustees that are interested persons within the meaning of
Section 2(a)(19) of the 1940 Act, as permitted by the exemptive relief listed above and the status of each Registrant as an employees’ securities company for purposes of the 1940 Act. Those trustees are not paid any compensation by the Registrants; they are employees of General Electric Company, also consistent with the status of each Registrant as an employees’ securities company. Therefore, that disclosure would not be material. The Registrant, however, would be pleased to add disclosure to future annual reports that the trustees are not compensated by the Registrants for their service in that capacity.

4.

Under note 5 entitled “Fees and Transactions with Affiliates” on p. 41, please add disclosure about the basis for calculating the fee payable to State Street Bank and Trust Company, and how frequently that fee is paid, such as has been disclosed with respect to the advisory fee payable to SSGA FM.

Response: Comment accepted. The Registrants will add that disclosure to future annual reports.

United States Securities and Exchange Commission

Division of Investment Management

June 17, 2019

*    *    *    *    *

Please direct any further comments or questions regarding this response letter to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

PAUL HASTINGS LLP

cc:	State Street Global Advisors

General Electric Company